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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ November 2004

ZENA CAPITAL CORP.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Unaudited Interim Financial Statements: Third Quarter Ended 9/30/2004
    Form 52-109FT2: CEO Certification of Interim Filings During Transition Period
    Form 52-109FT2: CFO Certification of Interim Filings During Transition Period

2. Third Quarter Interim Financial Statements: Management's Discussion and Analysis

3. Press Release: December 10, 2004

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.   Form 20-F <u>xxx</u>   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                                        Yes ___   No <u>xxx</u>

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENT

September 30, 2004

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

THE ACCOMPANYING CONSOLIDTED FINANCIAL STATEMENTS FOR THE QUARTERS
ENDED SEPTEMBER 30, 2004 AND 2003 HAVE NOT BEEN REVIEWED OR AUDITED BY THE
CORPORATION'S AUDITORS

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
September 30, 2004 and December 31, 2003
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

ASSETS		September 30, 2004		December 31, 2003
Current				
Cash and term deposits – Note 4(f)	$	115,996	$	163,724
Amounts receivable		14,535		4,393
Accrued interest receivable		807		1,091
Prepaid expenses and deposits		4,650		15,500
		135,988		184,708
Mineral property – Schedule 1		242,190		106,955
	$	378,178	$	291,663

LIABILITIES

Current				
Accounts payable and accrued liabilities – Note 3	$	17,821	$	22,786

SHAREHOLDERS' EQUITY

Share Capital – Note 4		627,709		327,709
Share subscriptions		-		100,000
Contributed surplus – Note 4		19,875		-
Deficit accumulated during the exploration stage	(	287,227)	(	158,832)
		360,357		268,877
	$	378,178	$	291,663

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the three and nine months ended September 30, 2004 and 2003
and for the period February 8, 2000 (Date of Incorporation) to September 30, 2004
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,		February 8, 2000 (Date of Incorporation) to September 30,
	2004	2003	2004	2003	2004
Administrative Expenses					
Accounting and audit fees – Note 3	$ 7,904	$ 2,500	$ 15,014	$ 7,148	$ 49,928
Consulting – Note 3	12,138	-	24,044	-	27,344
Filing fees	1,000	825	7,299	4,892	25,291
Interest and bank charges	69	74	395	224	1,517
Investor relations costs	1,912	-	4,212	-	7,839
Legal fees	270	(2,902)	10,062	7,947	43,809
Office and miscellaneous – Note 3	2,696	3,523	8,358	8,987	34,615
Printing	-	-	1,208	-	4,321
Rent – Note 3	5,300	2,250	10,300	6,750	35,425
Sponsorship costs	-	-	14,750	-	22,250
Transfer agent	1,915	407	8,527	3,518	20,157
Travel	1,026	-	5,994	-	11,936
Loss before other items	(34,230)	(6,677)	(110,163)	(39,466)	(284,432)
Other items					
Interest income	481	551	1,643	2,964	28,760
Property investigation costs	-	-	-	(5,680)	(5,680)
Stock-based compensation	(7,875)	-	(19,875)	-	(19,875)
Write-down of promissory note	-	-	-	-	(6,000)
Net loss for the period	(41,624)	(6,126)	(128,395)	(42,182)	(287,227)
Deficit, beginning of period	(245,603)	(118,961)	(158,832)	(82,905)	-
Deficit, end of period	$ (287,227)	$ (125,087)	$ (287,227)	$ (125,087)	$ (287,227)
Basic and diluted loss per share	$ (0.01)	$ (0.00)	$ (0.02)	$ (0.03)	

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three and nine months ended September 30, 2004 and 2003
and for the period February 8, 2000 (Date of Incorporation) to September 30, 2004
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

| | Three months ended September 30, | | Nine months ended September 30, | | February 8, 2000 (Date of Incorporation) to September 30, |
	2004	2003	2004	2003	2004
Operating Activities					
Net loss for the period	$ (41,624)	$ (6,126)	$ (128,395)	$ (42,182)	$ (287,227)
Add non cash item					
Stock-based compensation	7,875	-	19,875	-	19,875
Changes in non-cash working capital items related to operations:					
Amounts receivable	(1,499)	(1,476)	(10,142)	(5,009)	(14,535)
Accrued interest receivable	(207)	(107)	284	3,388	(807)
Prepaid expenses	40	(2,350)	10,850	(3,650)	(4,650)
Accounts payable and accrued liabilities	816	12,490	(4,965)	19,397	17,821
Cash used in operating activities	(34,599)	2,431	(112,493)	(28,056)	(269,523)
Investing Activities					
Mineral property costs	(13,052)	(43,968)	(135,235)	(74,639)	(242,190)
Promissory note receivable	-	-	-	20,000	-
Cash used in investing activities	(13,052)	(43,968)	(135,235)	(54,639)	(242,190)
Financing Activities					
Shares issued for cash	-	-	300,000	-	627,709
Share subscriptions received	-	-	(100,000)	-	-
Cash used in financing activities	-	-	200,000	-	627,709

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.   Continued
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three and nine months ended September 30, 2004 and 2003
and for the period February 8, 2000 (Date of Incorporation) to September 30, 2004
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,		February 8, 2000 (Date of Incorporation) to September 30,
	2004	2003	2004	2003	2004
Increase (decrease) in cash during the period	(47,651)	(41,537)	(47,728)	(82,695)	115,996
Cash and term deposit, beginning of period	163,647	191,079	163,724	232,237	-
Cash and term deposit, end of the period	$ 115,996	$ 149,542	$ 115,996	$ 149,542	$ 115,996
Cash and term deposit represented by:					
Cash (bank overdraft)	$ (6,004)	$ 9,007	$ (6,004)	$ 9,007	(6,004)
Term deposit	118,000	140,535	118,000	140,535	118,000
Funds held in trust	4,000	-	4,000	-	4,000
	$ 115,996	$ 149,542	$ 115,996	$ 149,542	115,996
Supplemental disclosure of cash flow information:					
Cash paid for:					
Interest	$ -	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

6

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS
as at December 31, 2003 and September 30, 2004 and
for the nine months ended September 30, 2004
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Balance at December 31, 2004	Nine month ended September 30, 2004	Balance at September 30, 2004
Acquisition Costs			
Option payments	$ 10,000	$ -	$ 10,000
Legal fees	9,211	-	9,211
Advance royalty payments	1,200	-	1,200
Balance, ending	20,411	-	20,411
Deferred Exploration Costs			
Business plan	3,000	-	3,000
Consulting	20,359	18,658	39,017
Drilling	16,941	19,140	36,081
Geology	12,950	4,730	17,681
Geophysics	2,350	-	2,350
Leasing costs	-	4,050	4,050
Project supervisions and engineering	30,944	46,677	77,620
Other	-	2,356	2,356
Balance, ending	86,544	90,611	182,155
Equipment Costs	-	36,624	36,624
Permit Deposits	-	3,000	3,000
	$ 106,955	$ 135,235	$ 242,190

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2004
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 1   Interim Reporting

While the information presented in the accompanying interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Except as described below, these interim statements follow the same accounting policies and methods of their application as the Company's audited December 31, 2003 annual consolidated financial statements.   It is suggested that these interim consolidated financial statements be read in conjunction with the Company's December 31, 2003 annual financial statements.

Note 2   Change in Accounting Policy – Stock-based Compensation

Effective January 1, 2004, the Company adopted the amended CICA standard regarding accounting for stock-based compensation. This change of policy has been applied retroactively to January 1, 2002. Under this amended standard, the Company must account for the fair value of options granted under its stock-based compensation plan disclosed in Note 4. Compensation costs attributable to share purchase options granted are measured at fair value at the grant date with a corresponding increase to contributed surplus. Amounts are recognized as an expense over the period of vesting.   As stock options are exercised, consideration paid, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, subsequent to January 1, 2002, the Company accounted for stock-based compensation using the settlement method. No compensation costs were recorded in the financial statements for share purchase options granted to employees or directors provided that pro forma disclosure was made. Consideration paid by employees on the exercise of stock options and purchase of stock was credited to share capital.

This change in accounting policy has no effect on the Company's prior period financial statements as no share purchase options were granted options subsequent to January 1, 2002 and prior to January 1, 2004.

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2004
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 3   Related Party Transactions

The Company incurred the following charges by a partnership controlled by two directors of the Company:

	Three months ended September 30,		Nine months ended September 30,		February 8, 2000 (Date of Incorporation) to September 30,
	2004	2003	2004	2003	2004
Accounting	$ 6,425	$ 2,550	$ 13,535	$ 7,198	$ 40,009
Consulting	6,000	-	6,000	-	6,000
Office and miscellaneous	2,250	2,250	6,750	6,750	31,875
Rent	2,250	2,250	6,750	6,750	31,875
	$ 16,925	$ 7,050	$ 33,035	$ 20,698	$ 109,759

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at September 30, 2004 is $10,500 (December 31, 2003: $12,104) due to a partnership controlled by two directors of the Company and $2,566 (December 31, 2003: $705) due to a director of the Company.

Note 4   Share Capital

a) Authorized:
    100,000,000 common shares without par value
    100,000,000 preferred shares without par value

	Nine months ended September 30,			
	2004		2003	
b) Common shares issued:	Number	$	Number	$
Balance, beginning of the period	3,667,500	327,709	3,667,500	327,709
Issued for cash pursuant to private placement - $0.225	1,333,333	300,000	-	-
Balance, end of period	5,000,833	627,709	3,667,500	327,709

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2004
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 4   Share Capital – (cont'd)

c) Escrow Shares:

At September 30, 2004, there were 2,426,800 common shares held in escrow. The escrow shares will be released pro rata to the shareholders as follows :

i)   404,466 on October 1, 2004
ii)   404,466 on April 1, 2005;
iii) 404,466 on October 1, 2005;
iv)   404,466 on April 1, 2006;
v)   404,466 on October 1, 2006
vi)   404,468 on July 1, 2007

404,466 common shares were released on October 1, 2004.

d) Share purchase options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company's stock on the date of the grant. Summary status of the plan is as follows:

	Number	Weighted Average Value
Balance, December 31, 2003	272,000	$0.15
Granted	225,000	$0.26
Cancelled	(50,000)	$0.30
Balance, September 30, 2004	447,500	$0.19

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2004
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 4   Share Capital – (cont'd)

d) Share purchase options – (cont'd)

At September 30, 2004, there were 447,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date
272,000	$0.15	March 16, 2000	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
50,000*	$0.30	April 12, 2004	April 7, 2006
447,500			

* These share purchase options vest at $12,500 every three months beginning July 12, 2004.

The fair value of the share purchase options granted was determined using the Black-Scholes model with the following assumptions:

	Nine months ended September 30, 2004
Risk free rate	3.75%
Dividend yield	0%
Expected volatility	0.574
Weighted average expected option life	3.3 yrs

The weighted average fair value at the date of grant of the vested director stock options granted were as follows:

	Nine months ended September 30, 2004
Weighted average fair value	$ 0.14
Total vested options granted	137,500
Total fair value of vested options granted	$ 19,875

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2004
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 4   Share Capital – (cont'd)

e) Share purchase warrants

As at September 30, 2004, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitled the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date
1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006
1,333,333		

f) Restricted cash

i) During the nine months ended September 30, 2004, the Company issued flow-through shares and flow-through warrants for proceeds of $100,000. The Company is committed to using the flow-through proceeds to incur exploration expenditures totaling approximately $100,000 on or before December 31, 2005 and has renounced this amount to the flow-through shareholders effective on December 31, 2003. Included in cash is approximately $18,000 that is restricted to be used for future exploration expenditures. The total amount of $100,000 in expenses will not be available to the Company for future deduction from taxable income.

ii) Included in cash is $4,000 held, by the Company's lawyer, in trust for possible future royalty payments related to the Lapin Barite Property.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Terry Amisano, President of Zena Capital Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Zena Capital Corp., (the "issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

November 30, 2004
Date

"Terry Amisano"
Signature

President
Title

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Zena Capital Corp., (the "issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

November 30, 2004
Date

Signature

Chief Financial Officer
Title

ZENA CAPITAL CORP.
QUARTERLY REPORT
for the nine months ended September 30, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1   Date of Report: November 26, 2004

1.2   Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement with Byard MacLean of Vancouver, British Columbia to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals ("Minerals"), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the "Industrial Minerals Property"). The Company and Byard MacLean are arm's-length parties. The properties consist of 12 claims (12 units) encompassing 300 hectares. In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company must spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the "Program"). The proposed Option served as the Company's Qualifying Transaction pursuant to Policy 2.4 of the TSX. The Company incorporated a wholly owned subsidiary Rock Creek Minerals Ltd. under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs. The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent. As a result of these expenditures, the Company has earned a 30% interest.   The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5. The Company has, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it's Qualifying Transaction, commenced Phase 2. Phase 2 of the Program includes exploration, equipment purchase and completion of production and test marketing of a "bulk sample" of up to 10,000 tons of barite. Permission to obtain a permit for the "bulk sample" has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals. The qualified engineering report (43-101 compliant report) has categorized this resource. Proceeds from the sale of Minerals from Phase 2 of the Program are to be allocated towards funding the construction of a 10,000-ton/annum-mill facility scheduled for Phase 3 of the Program, should the Company elect to proceed with Phase 3 of the Program.

After completion of the Program, the Company will own 100% of the mineral rights to the Minerals and the mill facility subject to a 20% net profits interest to the vendor (Byard MacLean) and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the "bulk sample". Minimum advance royalty payments of $4,000 per year are payable by July 31. The Company's 2004 required royalty payment is held in trust with the Company's lawyer subject to the resolution of access to the Industrial Minerals Property (see below).

The Company can purchase the 20% Net Profit Royalty after completion of Phase 2, but prior to Phase 3 commencing for $400,000. After completion of Phase 3, the purchase price of the 20% is subject to an independent valuation.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry's exploration and developmental drilling programs. The Company's research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA as there is no existing production available in B.C.

The Company has entered into an agreement dated March 19, 2004 whereby the Company will supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. ("MI") for a fixed price per tonne including delivery and quality control monitoring. This agreement is for one year with an option for MI to renew for an additional three years.

On April 2, 2004, the Company completed its Qualifying Transaction and its trading was reinstated on the Exchange. The Company is no longer considered a Capital Pool Company. At September 30, 2004, the Company had an accumulated deficit of $287,227 as a result of due diligence costs for various proposed qualifying transactions, administrative costs incurred during this qualifying transaction stage and administrative costs related to the Industrial Mineral Project.

On April 21, 2004 the Company appointed Roy Brown as President and Director of its wholly owned subsidiary, Rock Creek Minerals Inc. In addition, the Company appointed Mr. Brown as the Chief Financial Officer replacing Brian Hanson.

Operations during the nine months ended September 30, 2004 were primarily related to completion of the Company's Qualifying Transaction (including correspondence with the TSX and related legal, accounting and administration costs), further expenditures on Phase 2 of the Industrial Mineral Property, the completion of a private placement needed to raise funds for further exploration and development expenditures, the negotiation of a supply agreement with a non-related company, M-I Drilling Fluids Canada, Inc. ("MI") for the sale of barite powder. The Company has attempted to negotiate an access agreement with the property owner which contains the barite mineral. After several months of negotiation, the Company has contacted the Gold Commission of B.C. for their assistance in this regard. The Company is confident that it will be successful in obtaining such access. The Company has appointed Richard Simpson as an operator/supervisor for the Program.

1.3   Selected Annual Information

The following financial data are selected information for the Company for the three most recently completed financial years:

	Year ended December 31,		
	2003	2002	2001
Total revenues	$ -	$ -	$ -
Loss before discontinued operations and extraordinary items	$ (75,927)	$ (54,014)	$ (28,217)
Basic and diluted loss per share before discontinued operations and extraordinary items	$ (0.05)	$ (0.04)	$ (0.03)
Net loss	$ (75,927)	$ (54,014)	$ (28,217)
Basic and diluted loss per share	$ (0.05)	$ (0.04)	$ (0.03)
Total assets	$ 291,663	$ 258,160	$ 300,818
Total long-term liabilities	$ -	$ -	$ -
Cash dividends per share	$ -	$ -	$ -

1.4   Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years. Net loss over the comparative three-month quarter has increased primarily due to the increased activity with respect to administrative costs related the Industrial Minerals Project. The Company also incurred the balance of sponsorship costs in the first quarter of 2004. The Company's significant project is the Industrial Minerals Project, detailed in section 1.2. The Company intends to continue with its plan to acquire the 100% interest in the Industrial Mineral Project, as discussed in section 1.2.

1.5   Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

	Q3 Sept 30 2004	Q2 June 30, 2004	Q1 Mar 31 2004	Q4 Dec 31, 2003	Q3 Sept 30, 2003	Q2 June 30, 2003	Q1 Mar 31 2003	Q4 Dec 31, 2002
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss before discontinued operations and extraordinary items:								
Total	$(41,624)	$(55,471)	$(31,300)	$(33,745)	$(6,126)	$(19,124)	$(16,932)	$(29,477)
Per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.02)
Per share, fully diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.02)
Net loss:								
Total	$(41,624)	$(55,471)	$(31,300)	$(33,745)	$(6,126)	$(19,124)	$(16,932)	$(29,477)
Per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.02)
Per share, fully diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.02)

Fluctuation in reported losses during the quarters during 2004 are primarily due to increases in activity related to the administration of the Company related to the industrial mineral project.

The Company reported a net loss of $128,395 for the nine months ended September 30, 2004. Administrative expenses for the nine months ended September 30, 2004 increased by $70,697 compared to the nine months ended September 30, 2003. This was primarily due to the increased activity with respect to administrative costs regarding completing the Qualifying Transaction and commencing Phase 2 of the Program. Commencing on April 2, 2004, the Company is paying 3 consultants a total of $2,000 per month for services with respect to the administration of the Company. Two of the consultants are directors of the Company. Their fee totals $1,000 per month. The Company also paid a consultant a total of $12,044 in respect to fees for a 20-F Registration of the Company in the U.S.A. The Company's accounting and audit fees have increased primarily due to the increased activity of the Company. The increase in rent costs are due to additional office space rented for Roy Brown commencing in June 30, 2004. The Company paid $6,350 to the TSX as filing fees for the Qualifying Transaction and for a private placement and incurred $14,750 in sponsorship fees related to the Qualifying Transaction. Travel costs related to several trips to Rock Creek. Investor relation costs related to meals and entertainment expenses, both in Vancouver and Rock Creek. Transfer agent costs have increased significantly due to the costs associated with the Company commencing trading on the TSX in April 2004.

The Company has incurred a total of $243,190 in costs with respect to Phase 1 and 2 on the Industrial Mineral Property, as described above. Details of these costs are disclosed in Schedule 1 of the financial statements.

Offsetting the increases above, property investigation expenses decreased to $Nil for the nine months ended September 30, 2004 from $5,680 in the comparable nine month period, due to the Company having identified a Qualifying Transaction. Other expense for the period included $19,875 for stock compensation expense. The difference between the stock compensation expense for the nine months ended September 30, 2004 and the total fair value of the options as listed in Note 4 will be recognized as the options vest and will have been fully recognized by the end of the second quarter of 2005.

Liquidity

The Company has total assets of $381,553. The Primary assets of the Company are cash of $115,996, of which approximately $18,000 is restricted to future exploration expenditures, and a mineral property carried at $242,190. The increase in amounts receivable is due to GST receivable that has not yet been recovered from CRA. The Company has no long-term liabilities and has working capital of $118,167. It is management's opinion that these assets are sufficient to meet the Company's obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time.

1.6   Capital Resources

The only capital resource of the Company is the mineral property, carried at $242,190. The Company's intention is to commit further funds for further expenditures on this property, as detailed in section 1.2.

1.7   Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.8   Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors as follows:

	Nine months ended September 30, 2004		Year ended December 31, 2003	
Accounting	$	13,535	$	8,459
Consulting		6,000		-
Office and miscellaneous		6,750		9,000
Rent		6,750		9,000
	$	33,035	$	26,459

1.9   Fourth Quarter

N/A

1.10   Approved Equity Transactions

On March 31, 2004, the Company approved a stock option plan. The purpose of this plan is to provide the Company with a share-related mechanism to attract, retain, and motivate and reward qualified directors and consultants for their contributions to the long-term goals of the Company. The maximum number of shares issuable under the plan is limited to 10% of the issued and outstanding shares of the Company at any one time.

During the nine months ended September 30, 2004, the Company completed a private placement, consisting of flow-through and non-flow-through shares, totalling $300,000 to be allocated to fund Phase 2 of the Program and to meet minimum listing requirements. This private placement was completed on April 1, 2004, at which time the Company issued 1,333,333 units at $0.225 per unit. Each unit is comprised of one common share and one common share purchase warrant entitling the holder thereof the right to purchase on additional common share at $0.45 per share for a two year period. Further on May 14, 2004, the Company received TSX approval to have 1,022,222 of the warrants mentioned repriced to $0.30 per share.

1.11   Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.12   Changes in Accounting Policies

In January 2004, the Company adopted the amended CICA Handbook Section 3870 – "Stock-based Compensation and Other Stock-based Payments". Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs was recorded in the financial statements for share-purchase options granted to employees or directors provided that pro forma disclosure was made. There have been no changes to prior period financial statements as a result of this change as no share purchase options were granted subsequent to January 1, 2002 and prior to January 1, 2004.

1.13   Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments.   Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.14   Other MD&A Requirement

Disclosure of Outstanding Share Data

a) Authorized:
    100,000,000 common shares without par value
    100,000,000 preferred shares without par value

b) Common shares issued:

	Number	$
Balance, September 30, 2004	5,000,883	627,709

c) Share purchase options

At September 30, 2004, there were 447,500 share purchase options outstanding to directors entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date
272,500	$0.15	March 16, 2000	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
50,000*	$0.30	April 12, 2004	April 7, 2006
447,500			

* These share purchase options vest at $12,500 every three months beginning July 12, 2004.

d) Share purchase warrants

As at September 30, 2004, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitle the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date
1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006
1,333,333		

e)   Escrow Shares:

At September 30, 2004, there were 2,426,800 common shares held in escrow. The escrow shares will be released pro rata to the shareholders as follows:

i)   404,466 on October 1, 2004;
ii)   404,466 on April 1, 2005;
iii) 404,466 on October 1, 2005;
vi)   404,466 on April 1, 2006;
v)   404,466 on October 1, 2006;
vi)   404,468 on July 1, 2007;

404,466 common shares were released on October 1, 2004.

ZENA CAPITAL CORP.

604 – 750 West Pender Street
Vancouver, B.C.
V6C 2T7

December 10, 2004
FOR IMMEDIATE RELEASE   Trading Symbol: (TSX-V: ZCC)

VANCOUVER, B.C., ZENA CAPITAL CORP ("ZENA") is pleased to announce that during 2004 it conducted, as outlined in Phase 2 of it's Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successftdly outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site. Zena has filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision and the commencement of Phase 3 (mill construction and commercial production), as outlined in it's Option Agreement. Ministry officials advise approval is pending subject to upon completion of an Access Agreement with the landowner on which the mineral claims are located.

Zena Capital Corp has submitted an Access Agreement to the landowner in respect to certain barite claims near Rock Creek, British Columbia. Efforts to complete the Agreement have stalled and Zena has requested that the Gold Commissioner's office in Nelson, British Columbia assist with the completion of the agreement. Zena intends to review all options available to gain access and to mitigate losses and costs that are currently ongoing while permits and property access have been temporarily withheld. Access to the property will also allow for a baseline survey to be completed and will allow Zena to complete reclamation on the 2004 program that was not completed due to access being withheld. An announcement will be made once access to the claims have been finalized.

Also on July 31, 2004, Zena accepted the resignation of Mr. Byard MacLean as Operator of the barite project. On October 22, 2004 Zena retained the services of Mr. Richard Simpson as Project Manager.

Please contact Terry Amisano if you have any questions.

ZENA **CAPITAL CORP.**

"Terry Amisano"

Teny Amisano,
President and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Zena Capital Corp. -- SEC File No. 000-50829</u>
(Registrant)

Date: <u>January 13, 2005</u>   By <u>/s/ Terry Amisano</u>
                                   Terry Amisano, President/Director